UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. N/A)*

                    ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                    29 408 K
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                                 (CUSIP Number)

                                 JULY 11, 2011
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO  29 408 K                                                   Page 2 of 5


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          1          NAME OF REPORTING PERSONS
                     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                             Financial Trust Company, Inc. 66-0567418
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                                                                          (a)[ ]
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (b)[ ]

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          3          SEC USE ONLY

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          4          CITIZENSHIP OR PLACE OF ORGANIZATION
                             Virgin Islands, U.S.
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      NUMBER OF      5 SOLE VOTING POWER: Financial Trust Company, Inc. -
                                                                      13,350,205
       SHARES
                    ------------------------------------------------------------
    BENEFICIALLY     6 SHARED VOTING POWER:                                    0

      OWNED BY
                    ------------------------------------------------------------
        EACH         7 SOLE DISPOSITIVE POWER: - Financial Trust Company, Inc. -
                                                                      13,350,205
      REPORTING
                    ------------------------------------------------------------
       PERSON        8 SHARED DISPOSITIVE POWER:                               0

        WITH
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          9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON: -                                        13,350,205
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         10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES                                          [ ]

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         11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: - 6.1%

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         12          TYPE OF REPORTING PERSON: CO

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CUSIP NO  29 408 K                                                  Page 3 of 5

ITEM 1(A).       NAME OF ISSUER:  Environmental Solutions Worldwide, Inc.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                  335  Connie Crescent,
                                  Concord A6 L4K 5R2 (Ontario Canada)

ITEM 2(A).       NAME OF PERSON FILING:  Financial Trust Company, Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                6100 Red Hook Quarter, Suite B-3,
                                St. Thomas USVI 00802


ITEM 2(C).       CITIZENSHIP:  USA

ITEM  2(D).      TITLE  OF  CLASS  OF SECURITIES: Common Stock,
                                                  par value $0.001 per share

ITEM 2(E).       CUSIP NUMBER:  29 408 K

ITEM   3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  ss.ss.240.13D-1(B),  OR
             240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


     (a)[ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b)[ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)[ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f)[ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)[ ] A parent holding company or control person in accordance with ss. 240.13d- 1(b)(1)(ii)(G);

     (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[ ]  A non-U.S. institution in accordance with ss.
             240.13d-1(b)(1)(ii)(J).

     (k)[ ] A group, in accordance with ss. 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ss.
             240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP NO 29 408 K                                                    Page 4 of 5

ITEM 4.     OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)     Amount beneficially owned:

          Financial Trust Company, Inc. beneficially owns 13,350,205 shares of Common Stock, which represents approximately 6.1% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Financial Trust Company by 218,633,781 which is the total of the number of shares of Common Stock as reported as outstanding by the Issuer. The total is based on the 129,463,767 shares of Common Stock reported as issued and outstanding in the Issuer's 10-Q Report as filed May 16, 2011 with the Securities and Exchange Commission plus the 73,443,355 shares of Common Stock as reported as issued in the Issuer's 8-K Report as filed July 15, 2011 with the Securities and Exchange Commission plus 15,726,659 shares of Common Stock as reported as issued by the Issuer under its rights offering as reported by the Issuer in its Post Effective Amendment No 1. to Form S-1 as filed with the Securities and Exchange Commission on July 15, 2011.


         (b)   Percent of class:  6.1%

         (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote: Financial Trust Company, Inc. has the power to vote 13,350,205 shares of Common Stock.

          (ii) Shared power to vote or to direct the vote: Inapplicable.

          (iii) Sole power to dispose or to direct the disposition of: Financial Trust Company, Inc. has the power to dispose or to direct the disposition of 13,350,205 shares of Common Stock.

          (iv) Shared power to dispose or to direct the disposition of:
          Inapplicable.

 ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].



ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


               Inapplicable.



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CUSIP NO  29 408 K                                                   Page 5 of 5


ITEM  7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
            SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.


               Inapplicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Inapplicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Inapplicable.

ITEM 10.       CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 20, 2011
                                              Financial Trust Company, Inc.

                                              By: /s/ Jeanne Brennan
                                                  ---------------------
                                                  Jeanne Brennan,
                                                  Vice President